June 16, 2006

Ms. Joyce A. Sweeney

Accounting Branch Chief

Mail Stop 4561

Division of Corporation Finance

United States Securities and Exchange Commission

Washington, DC 20549

Re:	First Data Corporation
Form 10-K for Fiscal Year Ended December 31, 2005
Form 10-K for Fiscal Year Ended December 31, 2004
File No. 001-11073

Dear Ms. Sweeney:

Included below are the Company’s responses to the comments in your letter dated June 7, 2006. For your convenience, the comments have been incorporated verbatim below and the Company’s responses thereto have been set forth immediately after each comment.

Form 10-K for the Fiscal Year Ended December 31, 2005

Consolidated Financial Statements

Note 8 –Nonderivative and Derivative Financial Instruments, page 112

1.	We note your response to comment 4 of our letter dated January 30, 2006. In light of the length of time over which you forecast cash flows and that the volume of transactions are not contractually provided for, please provide us with a summary comparison of your forecasted commission payments by index and the related actual results over the time period since you have engaged in this hedge strategy (including periods prior to the adoption of SFAS 133, if applicable). In addition, quantify the changes in your estimates for 2012 commission payments with your current estimate for 2012 commission payments, and so on, for each of your forecasted commission payments, by index.

Response:

We have a long history of having a multi billion dollar notional amount of settlement instruments outstanding from year to year. We are very knowledgeable about payment trends and innovations and monitor them closely. We also monitor our customer attrition closely. Certain technologies will evolve and some customers will attrite ultimately leading to a reduction in the notional amount of our commission payment obligations. However, we have a high degree of confidence that the notional amount of commission payment obligations will continue to far exceed the notional amount of our cash flow interest rate swaps.

Our customers typically sign a 3 to 5 year contract. The simple average contract life, including the impact of contract renewals, in 1999 was approximately 6 years which increased to over 8 years in 2003. Furthermore, in 2003 the dollar weighted average contract life was more than 10 years and there were 14 customers whose contract lives were greater than 12 years which represented more than 50 percent of the outstanding balances. The forecasted transactions are probable of occurring based on supporting factors such as the average customer contract life, our historical balances of commission payment obligations and our knowledge of the payment industry.

Please refer to “Exhibit A” for a summary comparison of our forecasted commission payments in total, the related actual results and the difference between forecast and actual since 1997. We began hedging our commission payment obligation in 1994 and have retained records from 1997 forward. Until 2003, we expected our commission payment obligations to be growing or, worst case scenario, to remain stable. As can be seen from the information included in “Exhibit A”, our commission payment obligation did remain stable or grew until 2002. As a result, from 1995 through 2002 we prepared one year forecasts.

During 2003 we made the decision to hedge a greater notional amount of commission payment obligations farther in the future. Accordingly, to support management’s assertion that the forecasted transactions are probable of occurring, we prepared a 5 year forecast of the commission payment obligation in aggregate and during 2004 we further refined our forecast by preparing a long term forecast through 2018 by index (we provided this to you in our February 13, 2006 letter as “Exhibit C” and have attached as “Exhibit B” to this letter). In 2006, we prepared a long term forecast by index through 2020 which we have attached as “Exhibit C” to this letter.

In “Exhibit D”, attached, we have compared our original long term forecast by index, which we prepared in 2004, to our most recent long term forecast prepared in January 2006 and to actuals. As can be seen from the attached, based on our knowledge of the industry and our customer’s characteristics, we are able to forecast with reasonable accuracy the notional amount of commission payment obligation and have generally forecasted conservatively. We did not perform a detailed forecast in 2005 since there was no information that would have resulted in a material change from our 2004 forecast.

Our analyses have been appropriate in the context of our business model and operating history for the company to conclude that the hedged cash flows are probable of occurring. In addition, this level of probability (and our confidence with our conclusion) is increased given the margin of error allowed in the forecast by virtue of our generally hedging between 40 and 50 percent of the expected exposure, a percentage that also decreases further into the future. Please refer to “Exhibit F” to our letter dated February 13, 2006 which illustrates how the hedged notional amount reduces the farther out into the future we hedge. We have also provided this schedule as “Exhibit E” to this letter. Although we have hedges that expire in 2017, the hedged notional amount is only $38 million and the forecasted notional amount of applicable outstanding commission payment obligation is $3.8 billion.

Statement 133 requires that the cash flows be probable of occurring and provides guidance in paragraphs 463 to 465 relating to the assessment of such probability. Although, Statement 133 does not require any specific documentation of the probability of the hedged cash flow, we believe that we have performed appropriate and adequate analysis to demonstrate that the forecasted transaction’s probability is supported by observable facts and the attendant circumstances. The guidance in Statement 133 does not place a limit on how far out into the future cash flows can be hedged—again, the guidance only requires that they be probable. We are aware and have respected the guidance in paragraph 465 which states in part “the Board believes that both the length of time until a forecasted transaction is projected to occur and the quantity of the forecasted transaction are considerations in determining probability.” This is demonstrated by 1) the fact that we are significantly underhedged, 2) the fact that we hedge a lower proportion of the commission payment obligation the farther out into the future, 3) the detailed, long term forecast process that we have gone through, 4) the average customer contract life and 5) the constant and continual monitoring of changes to the business between the business personnel and the Portfolio Management Group. As such, we have complied with the guidance in Statement 133 for these cash flows to be designated as a hedged item as the forecasted transactions (commission payment) are probable of occurring.

2.	We note your response to comment 2 of our letter dated April 3, 2006. As you are hedging a group of cash flows and do not apply the “first payments” approach of specifying the hedged cash flow as discussed in DIG G13, please tell us why you believe you do not need to de-designate then re-designate when a new swap is added on to the existing hedge relationship to reflect the additional notional of the new swap. In this regard, it appears you would have to de-designate and re-designate, since you do not have the same forecasted transaction. We note that if you are required to de-designate and re-designate, you would likely be unable to use Method 1 outlined in DIG G7 to measure ineffectiveness since DIG G7 specifically states that Method 1, which is currently used by the company, may not be applied if at the inception of the hedge the fair value of the swap is not somewhat near zero.

Response:

More than 80 percent of our commission payment obligations are paid on the same day each month to selling agents indicating that the majority of the payments are concurrent and the payments are homogeneous. Each layered on swap hedges an additional, separate and unique amount of the otherwise concurrent and homogeneous payments. As such, we are not required to de-designate and then re-designate each time we layer on an additional swap.

We do not believe that Statement 133’s de-designation and re-designation guidance applies to a situation where a hedger is simply layering on additional notional amounts of derivatives due to a decision to hedge a new layer of variable cash flows. No two derivatives would be hedging the same cash flow, because there is enough notional amount of cash flow for each derivative to stand alone. The hedge that the first derivative established does not need to be de-designated because that relationship is continuing uninterrupted. The second derivative hedges an additional and separate notional amount of cash flow and establishes another hedge relationship. It doesn’t amend or re-constitute the first hedge relationship.

We thought it would be helpful to contrast our situation to a scenario in which we would agree with your interpretation of Statement 133 that the original hedge relationship should be de-designated and a second one re-designated. Suppose our commission payments were based on 3-month LIBOR, but for some reason we entered into a hedge of $10,000,000 notional of those payments using a swap whose underlying was based on 1-month LIBOR. We would have ineffectiveness due to a basis difference that we would have to quantify and reflect as necessary in earnings in accordance with paragraph 30 of SFAS 133. If later we decided to address and largely eliminate the ineffectiveness of this relationship by layering on a new and different derivative, a basis swap that exchanges 1-month LIBOR for 3-month LIBOR, we would de-designate the original hedge relationship and establish a new hedge relationship using the old 1-month LIBOR-based interest swap plus the new basis swap and linking the new hedging instruments together to the same original cash flow and the same original notional amount. By combining these two different types of derivatives (the original interest rate swap plus the basis swap), we would have created a new hedge relationship that eliminated the basis ineffectiveness that characterized the first hedge relationship. We agree with your assessment that Method 1 of DIG G7 would not be permitted to be used for this new hedge relationship in that the fair value of the original interest rate swap would no longer likely be “somewhat near zero.”

By contrast, DIG G13 and G25 clearly established that layering on additional amounts of interest rate swaps in situations similar to ours are not de-designation and re-designation events, because no two derivatives are hedging the same cash flows. We layer on additional interest rate swaps of our commission payment obligation in a similar manner as addressed in DIG G13 and G25. DIG G25 states in part, “As a reminder, in determining which interest payments are received first and thus are the hedged transactions, interest payments that are received concurrently may not be arbitrarily sorted to minimize or achieve a desired amount of ineffectiveness in the hedging relationship.”

We believe that we are appropriately applying SFAS 133 because we are not arbitrarily identifying the cash flows subject to the additional interest rate swap. Thereby, exposing all our derivatives in the unlikely event that certain of our forecasted commission payments were no longer probable. We believe that when multiple hedge relationships are established pointing to cash flows that are all concurrent and indistinguishable apart from their notional amounts, the failure of any portion of the total cash flow to actually occur affects each and every hedge relationship proportionally, with no ability to “cherry pick” certain swaps to be unaffected and other swaps to be affected. In other words, our interpretation achieves the same objective that the “first payments received” technique of G13 and G25 attempts to achieve, as well as the objective of the cautionary sentence of G25 that we excerpted above.

* * * *

The Company acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosures in the Company’s filings;

•	Staff’s comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the Company’s filings; and

•	The Company may not assert staff comments as a defense in any proceedings initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or wish to discuss any of our responses, please contact me at 303-488-8388.

Sincerely,

/s/ Kimberly S. Patmore

Kimberly S. Patmore

Executive Vice President and Chief Financial Officer